

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Jeffrey E. Witherell
Chief Executive Officer
Plymouth Opportunity REIT, Inc.
Two Liberty Square, 10th Floor
Boston, MA 02109

> **Re: Plymouth Opportunity REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 24, 2011**
> **File No. 333-173048**

Dear Mr. Witherell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

2.   We note that you will calculate the estimated share value 18 months following completion of the offering period and that this value will be the price at which new shares are offered for sale under the dividend reinvestment plan and that this value will be the price at which shares are repurchased under the share repurchase program. Please note

that the prospectus used in the continuous offering will not be a Section 10(a) compliant prospectus unless it has been supplemented with the most recent pricing supplement. Please advise us how the NAV price of the securities will be disclosed to investors at the time of purchase.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6. We note that you are registering $642,500,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

7. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure on page 79 regarding the Haley Group's credentials, your disclosure on page 107 regarding the key characteristics of multi-family properties, and your disclosure on page 119 through 120. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

8.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Prospectus Cover Page

9.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

10.   We note in the sixth bullet point, you state that you will not pay distributions from proceeds or borrowings. However, your disclosure on pages 25 and 70 indicates that you are not prohibited by your charter from paying distributions from proceeds and that you may use proceeds and borrowings to pay distributions. Please revise your summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please make similar revisions to your disclosure on page 67.

Prospectus Summary, page 1

What is Plymouth Opportunity REIT, Inc.? , page 1

11.   Please clarify which markets and submarkets are considered to have high growth potential.

What is the experience of your sponsor?, page 2

12.   Please clarify how the experience of your management puts them in a "unique position" to operate and manage you.

Who will choose the investments you make?

13.   We note your disclosure regarding the prior performance of your sponsor and its affiliates. However, your disclosure on page 115 indicates that only affiliates of your sponsor have raised the amounts discussed in this section.   Please explain the role of your sponsor in raising these amounts, and clarify how the affiliates are related to your sponsor. Please disclose the natural persons that have the ultimate voting or dispositive control over these entities.

What are you investment objectives?, page 3

14.   We note your disclosure that you intend to seek listing or liquidation within three to six years, seven years, or when the board decides it is in the best interest of the shareholders. Please clearly state when you will seek a listing or liquidation event and remove other references or advise. Please clarify that you may continue indefinitely.

15.   We note that you do not presently intend to continue offering shares beyond 2014 based on your disclosure on page 6. However, other disclosure in your registration statement leaves open the possibility that you may decided to engage in other offerings. Please disclose any impact this decision could have on your proposed liquidity schedule.

What types of properties and real estate-related investments …?, page 4

16.   Please explain what you mean by "high current income characteristics" and "capital gain characteristics."

17.   Please explain what the real estate related assets are that you may acquire that would require development, redevelopment, or repositioning. Please explain the difference between these types of assets and typical real estate related assets such as securities and mortgages. Please consider using a different term for these types of assets.

How will you use the proceeds raised in this offering?, page 9

18.   Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your portfolio. Please provide similar disclosure in your use of proceeds section.

19.   Please explain what you consider to be "core properties."

If I busy shares, will I receive distributions and how often?, page 10

20.   Please clarify whether your board will declare distributions on a monthly or quarterly basis. Please explain what you mean by the phrase: "Monthly distributions are paid based on daily record dates."

What is the ownership structure …?, page 12

21.   Please revise the table to include the sub-advisors.

22.   Please disclose the respective interest held in your sponsor by Messrs. Witherell and White and Ms. Brownell.

What are the fees that you will pay …?, page 13

23.   Please include disclosure regarding the fees that you will pay to your sub-advisors.

24.   Please clarify how your advisors and sub-advisors will be compensated if you enter into a joint venture with an affiliate.

25.   Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

26.   Please clarify whether you may pay an incentive fee to your advisor. It appears from your disclosure on page 94 that your directors would be permitted to pay this fee based on your charter.

Asset Management Fee, page 14

27.   Please clarify whether the asset management fee will be reduced if the value of the asset decreases. Please clarify whether the fee will be reduced by the disposition of an asset.

28.   Please provide an estimate of the dollar amount of the management fee to be paid to the advisor or its affiliates in the first full fiscal year, assuming the minimum and maximum proceeds are raised and if such proceeds are fully leveraged. Refer to Item 4 of Industry Guide 5.

Common Stock Issuable Upon Occurrence of Certain Events, page 15

29.   Please explain what you mean by the statement: "We will pay to our sponsor … an origination fee equal to 3% of the equity funded by us to acquire our investments."

30.   Please explain the purpose of this fee.

Acquisition and Origination Expenses, page 15

31.   Please provide an estimate of the dollar amount of the acquisition and origination expenses to be paid to the advisor or its affiliates in the first full fiscal year, assuming the minimum and maximum proceeds are raised and if such proceeds are fully leveraged. Refer to Item 4 of Industry Guide 5.

Subordinated Distribution upon Termination …, page 17

32.   We note your disclosure on page 94 that you are only required to provide a 6% cumulative, noncompounded return to investors. Please revise as appropriate or clarify that your directors may decide to reduce the return to investors.

How will you determine whether tenant …?, page20

33.   Please clarify what services you will use to determine creditworthiness. Additionally, we note that you may acquire buildings with existing tenants that have lesser creditworthiness. Please clarify whether all new tenants would be required to have a particular credit rating.

How will you decide …?, page 20

34.   Please clarify what you will consider in determining whether an investment has reached its "optimum value."

Will I be notified …?, page 22

35.   We note your reference to additional information being presented on the website that is not otherwise contained in the prospectus. Please tell us what additional information is contemplated by this statement.

Risk Factors, page 24

36.   Please remove the reference to other risks discussed in the prospectus. Please clarify that all material risks are disclosed in this section.

37.   Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

38.   Please add a risk factor to explain that upon any internalization of your advisor, certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if key personnel of your advisor are internalized by another entity.

39.   Please add a risk factor to address the risks associated with sale-leaseback transactions.

Risks Related to Conflicts of Interest, page 28

40.   Please provide a separate risk factor to address the risks associated with the structure of
        your asset management fee. For example, please clarify that it is to the advisor's benefit
        to recommend that you pay a higher price for an asset than it may be worth.

Because our sponsor and our advisor are not prohibited from creating …, page 28

41.   We note your disclosure that your sponsor will attempt to avoid simultaneous public
        offerings of funds that have similar target investments. Considering there is no limit on
        the type of real estate or real estate related investments you may invest in, this does not
        appear to be possible in your situation. Please advise or expand your risk factor to
        address this point.

Uninsured losses related to real property …, page 46

42.   Please explain the purpose of highlighting marina business activities in this risk factor. It
        is not clear from your other disclosure that this is a property you may focus on. Please
        advise or revise as appropriate.

Cautionary Note Regarding Forward-Looking Statements, page 65

43.   Since you are not yet subject to the reporting requirements of 13(a) or 15(d) under the
        Securities Exchange Act of 1934, you are ineligible to rely on the safe harbor for
        forward-looking statements found in Section 27A of the Securities Act of 1933 and
        Section 21E of the Securities Exchange Act of 1934. Please remove these references.

Management, page 71

Selection of our Board of Directors, page 72

44.   Please revise to discuss the specific experience, qualifications, attributes or skills of Mr.
        Cottone that led to the conclusion that he should serve as your directors in light of your
        business and structure. Please refer to Item 401(e) of Regulation S-K.

Executive Officers and Directors, page 74

45.   Please revise to provide support for your disclosure regarding the years of experience of
        your officers. For example, please support your disclosure that "Mr. White has over 25
        years of experience in commercial real estate."

46.   For each named executive officer or director, please ensure that you provide the month
       and year each individual's employment started and ended with each entity referenced. If
       an officer or director assumed a different position during their tenure with a particular
       entity, please provide this date as well. Please revise your disclosure to provide all
       information required by Item 401 of Regulation S-K. For example only, please disclose
       the positions held by Ms. Hayward for at least the past five years. Also, please clarify
       whether Mr. Gaw has been managing personal investments since October 2006 and that
       this is the only position he has held since that time. Please make similar revisions to your
       disclosure regarding Mr. DeAgazio. Further, please disclose Mr. Cottone's experience
       since 2008.

47.   We note your disclosure that Mr. Witherell, while he was affiliated with Franklin Street
       Properties, Corp., was involved in the "syndication of 34 separate property investments,
       structured as single asset REITs, in 12 states, which raised in aggregate in excess of $1.5
       billion." Please clarify whether Mr. Witherell made the investment decisions on behalf
       of this entity. Additionally, please clarify Mr. Witherell's position with this entity.

48.   We note that Mr. White has been involved in property acquisitions, tenant leasing
       transactions and financings totaling approximately $1.6 billion. Please clarify Mr.
       White's involvement in these transactions.

The Advisor, page 77

49.   Please provide all of the disclosure required by Item 401 of Regulation S-K regarding the
       significant employees of your advisor. Please refer to Item 401(c) of Regulation S-K.
       Additionally, please provide this disclosure regarding the significant employees of your
       sub-advisors and your dealer manager or tell us why you believe this disclosure is not
       required.

50.   Please revise to clarify here when your advisor was formed and the number of personnel
       it employs.

51.   Please disclose whether your advisor has any fiduciary obligations to you. Additionally,
       please identify any other parties that owe you fiduciary duties.

Sub-Advisors, page 79

52.   We note that your advisor was recently formed and that the sub-advisors will provide
       services that are the responsibility of your advisor. Please revise to discuss the business
       purpose of not entering into agreements with the entities that will also provide advisory
       services. Also, revise to clarify your remedies in the event of a breach of sub-advisory
       agreements.

Sub-Advisory Agreements, page 80

53.   We note that you have provided disclosure regarding the sub-advisory agreement with the Haley Group. Please provide similar disclosure regarding the sub-advisory agreement with Oxford Capital Group, LLC.

Other Affiliates, page 81

Our Sponsor, page 81

54.   Please provide all of the disclosure required by Item 401 of Regulation S-K regarding the significant employees of your sponsor. Please refer to Item 401(c) of Regulation S-K.

55.   Please revise to provide support for your disclosure regarding the years of experience of Mr. Janes and Mr. Neves.

Conflicts of Interest, page 89

56.   Please disclose whether there are any limits on the ability of your directors or executive officers to invest in properties that may be suitable for you.

Investment Objectives and Criteria, page 99

Acquisition and Investment Policies, page 100

57.   We note your statement that you may consider properties with a different holding period than two to five years if it will provide a return "in a period that is consistent with the life of this fund." Considering you may continue indefinitely, please clarify what you mean by this statement.

Investments in Real Property, page 101

58.   We note your disclosure on page 102 regarding the documents you would generally seek to obtain from the seller or developer. Please disclose the circumstance under which you would not seek to obtain these documents. Additionally, please clarify the circumstances under which you would not seek to obtain an appraisal prior to purchasing a property.

Development and Construction Properties, page 105

59.   We note that you may hire an affiliate to act as a developer. Please identify the affiliate.

Prior Performance Summary, page 115

60.   Please provide the disclosure required by Item 8.A.2 of Industry Guide 5.

Description of Shares, page 154

Distributions, page 157

61.   Please disclose the impact of fees paid your advisor and sub-advisors on your
       distributions.

Distribution Reinvestment Plan, page 161

62.   Please provide disclosure regarding the valuation policy that your board has adopted for
       determining the value of the shares after the termination of the offering period.

Prior Performance Tables, page P-1

63.   We note that you have omitted, revised, or added line items to the tables required by
       Appendix II of Guide 5. Please revise your tables to provide the information required by
       Appendix II of Guide 5. To the extent you believe additional disclosure is useful to an
       investor, please provide this disclosure in a footnote to the table.

64.   We note that you have provided disclosure in the tables based on the individual offerings
       of the fund. Please advise why you have not provided aggregated disclosure.

Table I, P-2

65.   Please note that the "Dollar Amount Raised" should be 100% even if it was less than the
       dollar amount offered. All expenses of the offering and the amount available for
       investment should be shown as a percentage of the dollar amount raised. Explain by
       footnote or otherwise the dollar amount difference between the amount offered and the
       amount raised.

Part II, page II-1

Item 37. Undertakings

66.   Please provide the undertaking required by Item 20.B of Industry Guide 5.

Exhibits

67.   Please file all required exhibits as promptly as possible. If you are not in a position to file
       your tax opinion with the next amendment, please provide a draft copy for us to review.

68.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

69.   We note that you have filed an unexecuted version of your Amended and Restated Articles of Incorporation as Exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

70.   We note that you will have sub-advisors. Please file the agreements with these sub-advisors in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file these agreements.

<u>Signatures</u>

71.   Please note that a majority of the board must sign the registration statement. We note that Mr. Witherell has not signed in his capacity as a member of the board. Please revise. Please refer to Form S-11.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202)551-3432 or Dan Gordon, Accounting Branch Chief at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bryan L. Goolsby, Esq. (*via facsimile*)